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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Appointment of Non-Executive Director
Johannesburg, 21 December 2020. In terms of Section 3.59 of the Listings Requirements of the JSE Limited,
the Sibanye-Stillwater Board is pleased to announce the appointment of Sindiswa Victoria Zilwa (Sindi) as an Independent Non-Executive Director of the Group with effect from 1 January 2021.

A Chartered Accountant by profession, Sindi is an expert in the areas of accounting, auditing and business management. Sindi is also a Chartered Director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non-executive director of Discovery Holdings Limited, Metrofile
Limited, Aspen Limited, Mercedes-Benz South Africa Limited, Tourvest Group (Pty) Limited and Gijima
Limited. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the
Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants
and Institute of Directors. Sindi was previously non-executive Chairman of Airports Company South Africa and a non-executive director of Woolworths Limited, Primedia Limited, Wiphold Limited, Ethos Private
Equity, Institute of Directors, Alexkor Limited, Rebosis Limited, ATNS SOC Limited, AngloGold Ashanti Limited
and previously chaired the Business Unity South Africa Standing Committee on Transformation. Sindi was
the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from
1998 to 2016.

The Board welcomes Sindi to Sibanye-Stillwater and looks forward to her valuable contribution to the ongoing development of the Group.

Ends.
Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner;
changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage;
any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of
Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and
Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).